Exhibit 12.1

DST Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2006	2005	2004	2003	2002
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$330,751	$658,010	$296,706	$417,707	$310,132

Add:
Fixed Charges	95,938	90,023	73,114	50,328	38,946

Amortization of capitalized interest	120	139	189	167	179

Distributed earnings of equity investees	36,035	684		102	371

Subtract:
Capitalized Interest	(87)	(28)	(597)	(571)	(210)

Pretax income as adjusted	$462,757	$748,828	$369,412	$467,733	$349,418

Fixed charges:
Interest expense	$77,281	$66,592	$55,204	$26,877	$13,379
Interest capitalized	87	28	597	571	210
	77,368	66,620	55,801	27,448	13,589

Portion of rents representative of an appropriate interest factor	18,570	23,403	17,313	22,880	25,357

Total fixed charges	$95,938	$90,023	$73,114	$50,328	$38,946

Ratio of earnings to fixed charges	4.8	8.3	5.1	9.3	9.0